Exhibit 99.1

Nano Dimension

Second Quarter 2024 Earnings

August 20, 2024, 9:00 A.M. Eastern

CORPORATE PARTICIPANTS

Yoav Stern - Chairman and Chief Executive Officer

Nano Dimension Second Quarter 2024 Earnings August 20, 2024, 9:00 A.M. Eastern

PRESENTATION

Operator

Good day, ladies and gentlemen. Welcome to Nano Dimension’s Second Quarter 2024 Conference Call. My name is Gaylene, and I’m your operator for today’s event. On the call with us today are Yoav Stern, CEO and member of the Board of Directors; Tomer Pinchas, CFO and COO; and Julien Lederman, VP, Corporate Development.

Before we begin, may I remind our listeners that certain information provided on this call may contain forward-looking statements, and the safe harbor statement outlined in today’s earnings press release also pertains to statements made on this call. If you have not received a copy of the press release, please view it in the Investor Relations section of the company’s website. A replay of today’s call will also be available on the Investor Relations section of the company’s website.

Yoav will begin the call with a business update followed by a question and answer session, at which time the management team will answer questions. If you wish to join the question queue, you may press star then one on your telephone keypad. I would now like to turn the call over to Nano Dimension’s CEO and member of the Board of Directors, Yoav Stern. Yoav, you may begin.

Yoav Stern

The name is Yoav. And I hope the people by now know me, but I have been twisted before. Hi, everybody. Thank you very much for joining us this morning, taking off your time in the beginning of the day. It’s a quarter that is a very strong quarter, the best quarter we have ever. Even though we had a strong quarter and a similar quarter last year, we are still about 2% above that, which we are proud about.

We have gross margins that are up to 45%. The adjusted gross margins are similar to last year on a half a year and a quarterly. On a half a year, they’re up. On a quarterly, they’re a bit down, but negligible. And more important than everything else to us because we’re aiming at positive cash and profits, is that our cash burn was down 64%, from $31 million cash burn down to $11 million.

And this is a result of a turnaround and a reduction of expense plan that we implemented in the first quarter of this year, not because we don’t have the cash to fulfill our business plan for the next three, four years, but because we believe a business plan and a business model should lead to positive cash flow as fast as possible. And we are 64% of the way there.

We also have some business updates, which I’m somewhat repeating what I’ve said, what we’ve announced before, but are very important. We announced the acquisition of Desktop Metal, innovative additive electronics products and integrated inspection system. And the digital printing partnership between GIS and Esko-Graphics and Fiery we announced before, and it’s very, very important as we integrate all our product lines into the wider industry.

If you watch now the customer highlights slides, which is the next one, I kind of brought up here just a couple of names from two of our product lines. The reason why I didn’t bring many, many more names is we are not allowed to because many of our customers are sensitive to publishing their names. Some of them are in the space industry, some of them in the defense industry. Some of them are in other industries like computer, which are major players in the computer industry but they don’t want their name to appear.

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So, I can just tell you that, beyond these two new customers that are here that came this quarter, we have already close to 10--between six to 10 Western armies which are customers of ours, between five to seven three letter agencies, secret service agencies, three letter agencies as they call them, around the world, only Western that are customers of ours.

We have some serious--from the largest defense contractors around the world, probably four or five of them are our customers, not to speak about HENSOLDT from Europe, from Germany, which is our joint venture partner in a mutual investment. So, we are slowly, slowly appearing now on the forefront of every industrial chosen group of customers.

If you’re looking at the slide of creating an efficient industry 4.0, this is a very important slide, not so much because of the data that appears there, which is the data of our company over the last--between three years to last year, but because of the title. Efficient industry 4.0, ladies and gentlemen, we are not in the additive manufacturing industry. We are aiming, and we will be and will show you that, to be in an industry 4.0. The reason is we believe additive manufacturing is not an industry. Additive manufacturing is a pile of technologies.

The industry we are in is an industry where we manufacture machines which are digital and converting the regular and traditional industry into digital industry 4.0. As an example, if you take a very advanced CNC machine, computer and numerical control, it used to be numerical control before it was called computer and numerical control, these are also digital machines for the industry. And it’s also edge device and it’s also creating an end result product, except it’s doing it through reductive technology and not additive technology.

But in our vision, this is a part of one industry. And as we grow and expand, you will see that we will start to be a player not only in additive manufacturing technologies. That’s very, very important. One of the reasons for that is the additive manufacturing industry is--again, I shouldn’t call it an industry, I should call it a pile of technologies--is considered to sell about $15 billion a year of products and machines.

But out of the $15 billion, probably $12 to $13 billion are people who are using the machines and selling products by using those technologies. $3 to $4 billion is the people who’re manufacturing the machines, not only manufacturing, doing the R&D and developing the technologies and manufacturing machines.

So, two-thirds of the market, or 75% of the market, are people who do not invest in R&D and do not build machines and do not manufacture materials. And sure enough, look at the column here. The people who’re manufacturing products using our machines are making money, and 95% of the people who manufacture and develop the machines and the materials are losing money. That’s not a normal circumstance, not a normal situation, cannot hold water.

That’s the reason our portion of the industry, the machine developers and makers, is to consolidate. And you can get an example if you look years ago into the aviation industry, when there were many manufacturers of aircraft, I’m speaking about commercial aircraft, and the people who were flying them. The analogy is the manufacturer of the aircraft are us, the machine manufacturers, and the airlines that fly them are the users of manufactured products.

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And the airline products, before regulation was brought to them, and the people who manufactured the products that actually enabled them were losing money. And there were many of them. And who remembers the name Comet and who remembers Douglas and McDonnell and McDonnell Douglas?

Today everybody consolidated, and in the commercial airline industry you have two manufacturers, Airbus and Boeing. And that’s what enabled them to become profitable, because they realized early in the game all the rest of the players could not survive on their own. That is what’s going to happen in our industry. I’m not sure it will be reduced down to two. I think they’ll be ending up with more, but definitely not 350 companies manufacturing machines that everybody--and every one of them, 95% at least, not making money.

The next slide, which is the acquiring of Desktop Metal slide, is one of our first steps. It’s not our first step because we’ve consolidated before. We did seven acquisitions before Desktop Metal, but those were smaller acquisitions. And we waited for a long time for the big ones to come because prices were totally out of whack and totally unacceptable.

Desktop Metal, if you read their proxy statement going for a shareholders’ vote for this deal, described the process that we went with them in acquisition. We gave them nine proposals over the last two years to acquire them, ladies and gentlemen, nine proposals. The last proposal, which is the one they took, is the lowest proposal of all the nine.

Think about it. Traditionally when you bid for a house and you don’t get it, you increase your price. You increase your price until you get it. Well, here is the opposite. We reduced the price in every new proposal that we made because the market shrunk in the valuations because the companies did not make money and were not growing at the right pace. So, we waited for this moment in time to start the acquisitions of the larger companies.

The next slide is a map or a graph that shows you where we believe we are positioned or will be positioned once we close this acquisition with Desktop Metal. And ladies and gentlemen, we didn’t finish the acquisition trail. Even with Desktop Metal, it takes us from being a $60 million, $60, $70 million company to being $230 million overnight, and it positions--and the high growth potential and with the broadest technology portfolio. But all these are just sublevel drivers that has to drive a business model into profitability.

The next slide discusses how--a little bit products of interest, how do we develop a premium high-margin portfolio of additive material machines, additive manufacturing materials. And as I mentioned earlier, you’ll see us venturing out into digital industry 4.0. It’s not necessarily going to be only AM. So, AM is just one of the tools for digital industry 4.0. And you see here we believe software and AI is the major driver after materials in this industry, and we are focusing our R&D efforts on that.

The next slide discusses the reason, actually, if you wish, that we believe that the merger with Desktop Metal is such a good transaction for us. In the middle, you see the overlap of distribution go-to-market. The verticals that we all go after are 80% overlapping, and there are a little bit non-overlapping, which is our PCB and electronics business, and there are dental and consumer products business. Otherwise, it’s overlapping.

You see on the right side a list of impressive customers. By the way, many of them are customers of both of us. And on the left it gives you a little bit of a taste of the kind of solution and variety of solutions we apply toward the segment where we can get into mass manufacturing and mass production. I shouldn’t say that mass is a little bit misleading. It’s not mass insomuch as manufacturing 40 million remote control TV pieces a year. We’re not going to get there. We’re talking about high--medium volume and high amount of designs.

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So, we’re in an industry that needs--digital industry that needs to change a lot their product lines. And their product lines are not manufactured in millions, but they are manufactured in a lot of variety of designs. That’s where we will play a major role. It’s called high mix, low volume.

Lastly, some acquisition details. We published it before, but just to remind you, it was this quarter so it’s worthwhile mentioning. We acquired 100% of Desktop Metal. It’s an all-cash transaction. People asked us why wouldn’t you pay with shares? The answer is two. One, our share is undervalued by far. I am not talking about undervalued being 2.2 to 2.8 to 3.5. We believe it’s undervalued in hundreds of percent.

And using the share when it’s undervalued, it’s obviously dilutive to our shareholders. And moreover, it is also a fact I’m sure you remember that we bought our shares ourselves because they were undervalued, just because it made sense to have less shares and then more earnings per share when earnings come up and more value per share.

And the reason why I think you don’t see it yet in the share value is because the whole corner of this industry or the whole corner that’s called this industry is getting very bad attitude from the market because of the rest of the companies that reduce their values dramatically and spent all their cash. That’s the reason we are buying them, but it will change.

Total consideration between $135 million and $180 million depends on a certain formula. It’s expected to close in the end of the year. And the closing condition is mostly finishing the regulatory approval process with the American authorities and getting a shareholders’ vote, a positive shareholders’ vote by Desktop Metal shareholders, and it’s in process right now.

This is point where we’ll apply to you to ask questions, and hopefully we’ll be able to answer them. Operator, please? Operator?

QUESTION AND ANSWER

Operator

Pardon me. We will now begin the question and answer session. To ask a question, you may press star then one on your telephone keypad. If you are using a speakerphone, please pick up the handset before pressing any keys. To withdraw your question, please press star then two. At this time, we will pause momentarily to assemble our roster.

The first question is from Troy Jensen with Cantor Fitzgerald. Please go ahead.

Troy Jensen

Hey, gentlemen. Thanks for taking my questions here. I guess, Yoav--.

Yoav Stern

--Hi, Troy.

Troy Jensen

Good morning, good afternoon. Just felt like the message this quarter was much more robotics and AI and software driven than it has been in the past. Is that correct? Did it feel like there was a kind of notable tone change in kind of the direction of the consolidation that you guys want to pursue?

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Yoav Stern

Yeah. We believe that what will sell all of our machines, and I’m talking now about all, including Desktop Metal and others that we are negotiating and talking about M&A, is the software. And the analogy, if you wish, Troy, is think about you developing your product, which is the paper, the analysis with the spreadsheets and with Word, you’re totally focused on the software that enables you to do that. I don’t think you know the name of the printer you have in your office. The software is driving your tool to manufacture your products, not the hardware.

Troy Jensen

Yep. All right, understood. I kind of agree. I get it. And then how about just like your thoughts on the growth in additive versus growth in kind of your robotics markets when you think about kind of the next 12 months in front of you. Is robotics the area that’s driving growth and you’re assuming less in additive? Or any extra color would be great.

Yoav Stern

I believe that in robotics automation and what we call industry 4.0, and be it additive electronics or even be it other--I’m sorry, that’s the signal--being other segments, we believe the growth there is not dramatic because it’s established industries, but the growth exists, especially toward the digitalization of it. So, it’s 10%, 15% a year. It’s much more established, and we like it that way.

The growth in additive manufacturing is now and would be and should be specific to segments of the additive manufacturing. We believe segments of metal additive manufacturing will see much higher growth once the fitting formula for materials and materials from the printing and material for the end result product are working together well, and we already see it happening.

And secondly is what I mentioned here before, a very serious driver of growth in the SD manufacturing section of digital industry 4.0 is the software and the application that is enabling people to seamlessly design and send into printing without having to deal with different standards. And every company has its own design tool, and the design tools do not fit another company. That needs to change. And it changed historically in the software industry, for instance, for PCs. It all changed, and it will change here and drive growth.

Troy Jensen

All right, Yoav. Yep, understood. And maybe if you think about the next 12 months, do you think you’re going to just be more focused on the integration of Desktop Metal, or do you think we will hear a couple of more acquisition tuck-ins? And I know you don’t know for sure, but just some thoughts would be helpful. Thank you.

Yoav Stern

I think in the next 12 to 24 months, we will be focusing on both integration of the Desktop Metal and adding more acquisitions within the limit of our management capability to swallow it. Because one of the things you have to remember, and just to make sure you’re not becoming a deal junkie, is the acquisition is exciting, but the merger is what makes it profitable.

So, we are carefully negotiating with three, four other companies. We’re not going to do all of them. Again, depending on their size, if they are very small and we just acquire them because of specific--okay. But if they are larger and the size of Desktop Metal, we’ll be very careful, but we are talking to some of them.

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Troy Jensen

Understood, guys. Thanks for all the time, and good luck, of course.

Yoav Stern

Thank you, Troy.

Operator

The next question is from Katherine Thomas with Edison. Please go ahead.

Katherine Thompson

Hi. It’s actually Katherine Thompson. The first question, I believe that you’ve got teams already working with Desktop Metal to pull together integration plans for post-completion. Is there anything you can say about that process and how that’s been going?

Yoav Stern

Yeah. The process is called--or we are calling it PMI, post-merger integration. And the way we run this process is we have teams from both companies working on a daily basis, both meeting in the same location. Now, both headquarters are in Boston, so it’s going to be relatively straightforward to merge it.

But the teams are working together, all three teams and on all management levels, to plan. Why do I say to plan? Because formally we can start to run the combined company one day after--sorry, one day after the closing of the transaction. So, before that, we cannot run Desktop Metal. The Desktop Metal is run by its management team.

But I want to tell you something. We discovered as we get to know each other that the management team in Desktop Metal is excellent. They are going to be integrated with our management team, and they’re going to make decisions together starting the day after the day of closing. And meanwhile, the PMI, the post-merger integration process, is a planning process, very, very, very detailed, so when we hit the ground upon closing, we hit the ground running. And it works very, very well between the two teams.

Katherine Thompson

Great. And then kind of on a similar topic, you mentioned the timetable to get to completion. Could you just give us a little bit more detail on kind of the rough timing for the different regulatory approvals?

Yoav Stern

Yeah. There’s two regulatory approvals traditionally that are taking some time. One is Hart-Scott-Rodino, which is the regulatory agencies that make sure that, in any merger, you don’t have--a monopoly is created. That’s not an issue between us and Desktop Metal because we don’t have--while we do have overlapping [inaudible] products, so there’s no--and noncompeting products, so there’s no issue. It’s more--we believe it’s more a formality.

And then the CFIUS, which is the agency that look at every merger and acquisition nowadays between an American company and a foreign company to make sure the emerging industries are not taken over by unfriendly, call it, national industries from all kind of places. That’s not including us. We are from Israel, which is very close and very friendly. So, we believe this will be passing as well without major issues.

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Katherine Thompson

Okay. And then one final question. I see that you’ve bought back I think about $8 million worth of shares in the quarter. Are you still continuing to buy back shares for the rest of the year?

Yoav Stern

We have an additional close to $150 million allocated and approved by the court in Israel and by our board to buy more shares. We are buying or not buying based on a decision that is partly connected to the price of the share, partly connected to not having inside information because that prevents us from buying when there’s certain important events happening and the public doesn’t know about it. So, there’s many variables affecting the buying and selling--sorry, the buying of shares. But we do have allocation and we do have the permission to buy, and we’ll do it as we see fit in the next few quarters.

Katherine Thompson

Great. Okay. Thank you.

Yoav Stern

Thank you very much.

Operator

Once again, if you have a question, please press star then one. The next question is from Sol Zelman with Gericare. Please go ahead.

Sol Zelman

Good morning, Yoav, and good morning, team.

Yoav Stern

Morning.

Sol Zelman

Good afternoon. So, again, thanks for the great presentation. I actually just came back myself from Boston. So, it’d have been great to see you guys, but all good. We’d love to see what you guys are doing, and I trust that you guys are working diligently on that post merger. Thank you for sharing that timeline for the integration with Desktop, and you have my support. I’m rooting for the smooth process and success.

I do have two questions on this, slightly different but along the same track. First one is you touched on it, that over the last--I guess we’ll call it last couple of years that you’ve put in the various bids, the valuation of 3D companies having been pushed lower in the general market. And that’s--according to my humble opinion, it’s based on the market opinion that the--their disbelief of any meaningful recovery.

So, in your opinion, what kind of gross margin would indicate dynamic change in the business and provide sustainability for the future of the 3D industry? I mean, just looking at the most recent press release, you have it currently at a margin of 45%. Would you be happy with a number of 60% and that that’s the dynamic change, or would you feel that it would have to be a much stronger robust number to indicate that? That’s question number one.

Question number two is along the lines, like you had said, we’re not going into M&As per se just to have--do the acquisition. It’s part of the integration to make sure that you’re buying companies that you can actually make money with. It looks like the Nano vacated the poison pill litigation on Stratasys. Is that an indication that there’s no longer an interest in pursuing that Stratasys buyout? And if that’s the case, why not officially end the $16.50 offer from last year, as it’s just causing the overhang on the stock?

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Yoav Stern

First one, [inaudible] our few products. And as I told you, when we get into industry 4.0 and we’re dealing with, for instance, robotics, electronic additive and construction, those are more traditional industries, they can live with 45% easy, even with 40% gross margins. If you’re dealing with new technologies like we have in our electronics--manufacturing of electronics and now with all of Desktop Metal, we must have, and you’re right, getting close as possible to 60%.

And as you see, our gross margin is improving, and we have now a very, very big and serious work on the acquisition of Desktop Metal to increase their gross margins so the combined--not for the whole company, but for whatever we have, 15% to 18% investment in R&D, we must have 60% gross margin because otherwise we will not have enough margin for profit. So, your number was right.

As much as the second question, Stratasys, the investment in Stratasys is strategic. I announced it when we did it in June, if I remember right, of 2022. And if I remember right that’s give or take when we did it, or the end of 2022. And the offer to buy Stratasys is obviously not going to be executed with the number that was there from half a year ago. It’s irrelevant by now.

But the thinking that there’s a strategic relationship between us and Stratasys and the strategic relationship can evolve moving forward is definitely there. We didn’t give it up at all. We believe it’s totally there. The relationship today with Stratasys’ management is very friendly contrary to last year. We gave up the takeover, and we believe everything that we will do with them should be based on how we understand each other today. And we do very well. Yoav Zeif and myself are talking regularly.

So, wait for future news. When the time will come, I believe there’s a strategic cooperation due between two companies like that. And we will be already a leader. Like they are a leader in photopolymer, we are a leader in metal, electronics and others. So, it’s a good potential for cooperation.

Sol Zelman

I appreciate you sharing that. Thank you very much.

Yoav Stern

Thank you.

Operator

This concludes the question and answer session. I’d like to turn the conference back over to the company for any closing remarks.

CONCLUSION

Yoav Stern

Thank you very much. So, we completed this in 35 minutes, and I appreciate your time in this early morning for your working day in the United States. We’re looking forward to speak with you soon because we actually believe we have very interesting things, events in the very near future, and we hope they will be fulfilled. So, we’ll be able to, quote/unquote, use the excuse and have another conference call or conference calls with you to discuss issues, positive issues, and we’re looking forward to that. And thank you very much for your support.

Operator

The conference has now concluded. Thank you for attending Nano Dimension’s quarterly earnings conference call. You may now disconnect.

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